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RE: EXCHANGE OFFER FOR ELIGIBLE ABFS INVESTMENT NOTEHOLDERS


Dear ABFS Investor,


Enclosed is an Offer to Exchange, which is being made to holders of our investment notes issued prior to May 15, 2004. Qualified holders of our investment notes are being given the opportunity, on a first come, first served basis, to exchange each $1,000 of principal amount of their investment notes for: (i) a 50/50 combination of senior collateralized subordinated notes and 10% Series A preferred stock, or (ii) all 10% Series A preferred stock.

Your opportunity to exchange your investment notes will expire at 5:00 p.m., Philadelphia, Pennsylvania time, on December 31, 2004 (unless extended by ABFS).

The Offer to Exchange should be read carefully before making your decision. As an example of how the exchange works, assume that a qualified holder of a $1,000 investment note wishes to make the exchange. In return for his or her investment note, the qualified holder would receive the following:


OPTION 1:

       [_] $500 in principal amount of a senior collateralized subordinated note which is collateralized as described in the Offer to Exchange, and

       [_] 500 shares of 10% Series A preferred stock which have a 10% annual dividend paid monthly, subject to compliance with applicable Delaware law, a liquidation value of $500 (plus any unpaid dividends) and which can ultimately be converted, at the option of the holder, into ABFS common stock.


 OPTION 2:

       [_]  1,000 shares of 10% Series A preferred stock.


The enclosed Letter of Transmittal contains information regarding your investment notes that are eligible to be tendered in this exchange offer. This package also includes questions and answers related to the exchange offer.


If you have any questions concerning the exchange offer, please contact ABFS' Investment Notes Exchange Unit directly at 1-800-597-7004, Monday through Thursday, from 8:30 a.m. to 7:30 p.m. (EDT), Friday from 8:30 a.m. to 6 p.m.
(EDT), and Saturday from 10 a.m. to 3 p.m. (EDT). As always, we appreciate and value your investment in ABFS.


Very truly yours,


Anthony J. Santilli
Chairman, President and CEO

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Q&A's
  RELATED TO THE EXCHANGE OFFER




                                    ABFS(SM)
                      AMERICAN BUSINESS FINANCIAL SERVICES


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              QUESTIONS AND ANSWERS RELATED TO THE EXCHANGE OFFER

Q.   WHAT IS AN EXCHANGE OFFER?

A. An exchange offer allows you to exchange your current ABFS investment notes issued prior to May 15, 2004 for: (i) a 50/50 combination of senior collateralized subordinated notes and Series A preferred stock of our Company, or (ii) only Series A preferred stock (as described in the enclosed Offer to Exchange).

Q.   WHY IS THE COMPANY MAKING THIS EXCHANGE OFFER?

A. The purpose of the exchange offer is to increase our stockholders' equity and to reduce the amount of our outstanding debt. This will assist us in achieving compliance with financial covenants contained in our credit facilities and certain of our servicing agreements, complying with the continued listing standards contained in the NASDAQ Marketplace Rules, and enhancing our ability to implement our adjusted business strategy and to obtain additional financing to fund our ongoing operations, including securitization opportunities, to the extent that they arise.

Q. IF YOU ARE TRYING TO REDUCE DEBT WITH THIS EXCHANGE OFFER, THEN WHY DO I KEEP RECEIVING MAIL FROM YOU SEEKING NEW INVESTMENTS?

A. We need to continue to sell investment notes in order to provide us the capital to run our business day-to-day because our expected sources of operating income do not cover operating requirements.

Q.   WHAT IS A "SENIOR COLLATERALIZED SUBORDINATED NOTE?"

A. A senior collateralized subordinated note represents debt of our Company that is secured by a security interest in certain cash flows originating from our interest-only strips which is an ownership interest in the interest portion of cash flows generated by the loans we have securitized and sold to third parties.

     For more information, please refer to the "Terms of the Debentures - Terms of the Senior Collateralized Subordinated Notes" in the Offer to Exchange for a description of senior collateralized subordinated notes.

Q. WHAT IS THE INTEREST RATE PAYABLE ON THE SENIOR COLLATERALIZED SUBORDINATED NOTES ISSUED IN THIS EXCHANGE OFFER?

A. The rate on the senior collateralized subordinated notes depends on the rate paid on the investment notes tendered. For those investment notes tendered with a rate of 10% or lower, the rate on the senior collateralized subordinated notes will be equal to the rate currently paid on the investment notes tendered in the exchange offer, plus an additional ten basis points (.10%). For those investment notes tendered with a rate above 10%, the rate on the senior collateralized subordinated notes will be equal to 10.0% plus twice the difference between the current rate of interest paid on the investment notes tendered and 10.0%, plus an additional ten basis points (.10%). The interest rate of the senior collateralized subordinated notes will be further adjusted to reflect compounding of interest consistent with the method of compounding, if any, on the investment notes tendered.

Q.   CAN YOU GIVE ME AN EXAMPLE OF HOW THIS WOULD WORK?

A. Yes. Assume that you currently have a $10,000 investment note with an interest rate of 11.00%. Here's what your investment will look like when you choose a 50/50 combination in the exchange offer:

     1.   $5,000 Series A preferred stock - 10.00% dividend; and

     2. $5,000 senior collateralized subordinated note - 12.10% interest rate (12.00% plus 10 basis points).

     The interest rate of the senior collateralized subordinated note will be further adjusted to reflect compounding of interest consistent with the method of compounding of interest, if any, for the investment note tendered.

Q.   WHAT IS THE TERM ON THE SENIOR COLLATERALIZED SUBORDINATED NOTES?

A. The term on the senior collateralized subordinated notes depends on the term of your current investment note.

     For senior collateralized subordinated notes issued in exchange for investment notes with maturities of 36 months or less, maturity dates will be the remaining term to maturity of the investment notes tendered. With respect to investment notes tendered with remaining terms greater than 36 months, the holder has the option to receive senior collateralized subordinated notes with a term equivalent to the remaining term of the investment notes tendered, or a 36-month term. If the holder fails to select a maturity date, the maturity date will be the maturity date of the investment notes tendered.


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         QUESTIONS AND ANSWERS RELATED TO THE EXCHANGE OFFER, CONTINUED

Q.   WHAT IS "SERIES A PREFERRED STOCK"?

A. Series A preferred stock represents an ownership interest in the Company. The Series A preferred stock provides for an annual dividend of 10%, paid monthly, and the opportunity to convert to common stock subject to certain conditions described in the Offer to Exchange under "Terms of the Series A Preferred Stock." Subject to compliance with applicable Delaware law, dividends on Series A preferred stock must be paid before any dividends may be paid to common stockholders. In the event of a liquidation, all of our outstanding debt would have to be repaid before any funds would be paid to holders of the Series A preferred stock.

Q.   ON WHICH STOCK EXCHANGE IS THE SERIES A PREFERRED STOCK LISTED?

A. The Series A preferred stock is not listed on any stock exchange. The Company's common stock is listed on the NASDAQ National Market System under the symbol "ABFI."

Q.   WHAT IS THE ANNUAL DIVIDEND PAYABLE ON MY SERIES A PREFERRED STOCK
     INVESTMENT?

A. The terms of the Series A preferred stock provide for a 10% annual cash dividend, paid monthly, subject to compliance with applicable Delaware law.

Q.   CAN I REINVEST THE DIVIDENDS FROM THE SERIES A PREFERRED STOCK?

A. No. The dividends from the Series A preferred stock are cash dividends only, paid directly to you on a monthly basis.

Q. IS THE DIVIDEND ON THE SERIES A PREFERRED STOCK TAXED AT A LOWER RATE THAN INTEREST AND OTHER KINDS OF INVESTMENTS?

A. Tax consequences of dividend payments vary according to the tax status of each investor. As a result, we recommend consulting with your tax advisor as to the specific tax consequences related to this investment.

Q.   HOW MUCH OF MY CURRENT INVESTMENT NOTES MAY I CONVERT?

A. You may exchange up to 100% of the principal amount of your eligible investment notes (issued prior to May 15, 2004). Your exchange options are as follows:


     1. 50% in senior collateralized subordinated notes and 50% in Series A preferred stock; or

     2. 100% in Series A preferred stock.

     We will accept the first $80.0 million of validly tendered investment notes for exchange.

Q. WHAT ARE THE FEES AND/OR COMMISSIONS REQUIRED TO BE PAID BY INVESTMENT NOTE HOLDERS WHO ELECT TO PARTICIPATE IN THE EXCHANGE?

A. There are no fees or commissions related to the exchange unless you intend to transfer ownership of the senior collateralized subordinated notes and Series A preferred stock, in which case you will be required to pay the applicable transfer taxes.

Q. ARE THERE ANY CONSEQUENCES TO MY CURRENT INVESTMENTS IF I CHOOSE NOT TO EXCHANGE THEM?

A. You are not obligated to participate in the exchange offer. You may choose to keep your notes in their current form, and will be entitled to all the rights and will be subject to all the limitations applicable to your investment notes. In the event of liquidation, since the senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of our subsidiaries, those assets will be utilized to repay principal and interest on the senior collateralized subordinated notes in full before any amounts of those assets remaining, if any, would be available to repay the remaining investment notes.

Q.   WHERE CAN I GET MORE INFORMATION ABOUT THE EXCHANGE OFFER?

A. Please read the Offer to Exchange including the section entitled "Risk Factors" and the Letter of Transmittal carefully. Call 1-800-597-7004 to speak with a Company officer.


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         QUESTIONS AND ANSWERS RELATED TO THE EXCHANGE OFFER, CONTINUED

Q.   WHAT SHOULD I DO IF I WANT TO PARTICIPATE IN ABFS' EXCHANGE OFFER?

A.   Please read the enclosed Offer to Exchange, including risk factors.

     If you decide to exchange your investment notes, please complete the enclosed Letter of Transmittal and return it in the postage paid envelope by 5:00 p.m., Philadelphia, Pennsylvania time, on December 31, 2004, or the subsequent closing date, if the exchange offer is extended. If your investment notes were issued prior to November 1, 1999, you must return the certificate representing the note tendered to us. This exchange offer is being made on a "first come/first served" basis. Only the first $80.0 million of validly tendered investment notes will be exchanged.

Q. AFTER SIGNING THE LETTER OF TRANSMITTAL, WHEN SHOULD I EXPECT TO RECEIVE MY INVESTMENT NOTE RECEIPT, CONFIRMATION OF THE STOCK TRANSACTION AND MY FIRST DIVIDEND CHECK?

A. We will process your Letter of Transmittal at the close of the exchange offer on December 31, 2004 (or a subsequent closing date, if the exchange offer is extended and your investment note is tendered after December 31,
     2004). If you elect to receive a senior collateralized subordinated note, you will receive your receipt shortly after this closing. You will also receive the certificate representing your Series A preferred stock from our transfer agent shortly after this closing.

Q.   IS THERE ANYONE AT THE COMPANY I CAN CALL IF I HAVE A QUESTION?

A. You may talk to a Company officer toll-free at 1-800-597-7004 Monday through Thursday from 8:30 a.m. to 7:30. p.m. (EDT), Friday from 8:30 a.m. to 6:00 p.m. (EDT) and Saturday from 10:00 a.m. to 3:00 p.m. (EDT).

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                                    ABFS(SM)
                      AMERICAN BUSINESS FINANCIAL SERVICES

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                     P.O. Box 11716 o Philadelphia PA 19103